MACCO INTERNATIONAL CORP

681 Zemes St, Com. Zemes

Jud. Bacau, 607690

Romania

August 6, 2013

Mr. Tim Buchmiller and Mr. Geoffrey Kruczek

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE, Washington, DC 20549

Reference: Macco International Corp

                      Registration Statement on Form S-1

                      Filed on: May 13, 2013

                     File No. 333-188563

Dear Mr. Kruczek, Mr.Buchmillerand Mrs. Ravitz:

We received your letter dated July 17, 2013, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 on Form S-1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on July 10, 2013:

 Prospectus Summary, page 6; Description of Business, page 20

1. We note your disclosure on page 6 that you anticipate “manufacturing new, customized machinery” but your disclosure on page 20 indicates that “[t]he objective of this corporation is to sell machineries and CNCs through a customer and broker database, without having to create and maintain an inventory.” Please clarify if your business plan anticipates only reselling products manufactured by third parties or if you also intend to manufacture and sell your own products.

If you intend to manufacture your own products, it does not appear that you have officers or employees that have manufacturing experience. If true, please expand your risk factors as appropriate.

We have revised to modify the disclosure on page 6 of Prospectus Summary: “MACCO INTERNATIONAL CORP. anticipates that it will derive its income from selling machinery and CNCs through a customer and broker database, without having to create and maintain an inventory. “

Directors, Executive Officers, Promoter and Control Persons, page 31

2. Please indicate the date that Mr. Mazilu ended working as a machinery independent dealer or clarify whether he continues in this capacity. If Mr. Mazilu continues to work as a machinery independent dealer, please clarify how business opportunities will be identified and allocated between Macco International and his independent dealership. Please include risk factor disclosure as appropriate. If Mr. Mazilu no longer works as an independent dealer, please clarify how the conflict of interest you have disclosed could arise.

Our director Mr. Mazilu does not work as an independent dealer since June 2012. We have revises to add in ‘Directors, Executive Officers, Promoter and Control Persons’: “till June 2012”. We also revise to delete the conflict of interest section.

Statement of Cash Flows for the Period Ended May 31, 2013, page 47

3. Please revise to exclude the $25,200 proceeds from sale of common stock in the three months period ended May 31, 2013, or otherwise tell us how this reconciles to the other financial statements and disclosures.

We have revised to exclude the $25,200 proceeds from sale of common stockin the three months period Statement Of Cash Flows ended May 31, 2013.

Notes to the Financial Statements, page 48

Comprehensive Income, page 49

4. Please revise the first sentence to clarify your disclosures. Please also note and clarify in the respective audited financial statement footnote.

We have revised the first sentence to clarify our disclosure: “The Company has established standards for reporting and display of comprehensive income, its components and accumulated balances.”

Exhibit 5.1 – Legality Opinion

5. Given the currency limitation in the last sentence of the second to last paragraph of the opinion, please file an opinion dated the date upon which you intend your registration statement to be declared effective.

We have filed a revised and dated legal opinion from our counsel.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

6. We note your response to our comment 19. However, we note the consent is not dated. Please amend to include a currently dated consent from your independent registered public accounting firm as required by Item 601(b)(23)(i) of Regulation S-K.

We have revised to include a currently dated consent.

This letter responds to all comments contained in your letter dated July 17, 2013.  We are requesting that your office expedite the review of this amendment as much as possible.

Please direct your further comments or questions you may have directly to us via email at:

Attention: Sandu Mazilu

Email: maccointl@gmail.com

Telephone: (702) 799-9946

Thank you.

Sincerely,

/S/ Sandu Mazilu

Sandu Mazilu, President